EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

May 24, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Evergreen Income Advantage Fund (the “Fund” or the “Registrant”)

File Nos. 001-31603 and 811-21269

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrant’s Registration Statement on Form N-1A (as identified above) filed on May 13, 2010 (accession no. 0000907244-10-000647) pursuant to Schedule 14A of the Securities Act of 1934:

Comment:       You asked that we include the beneficial owners of the shares held by the Depository Trust Company, as required by Item 6(d) of Schedule 14A.

Response:      In response to Item 6(d) of Schedule 14A, we have included the information required by Item 403 of Regulation S-K by identifying “any shareholder known to the registrant to be the beneficial owner of more than 5% of any class of the registrant’s voting securities.”

Comment:       You asked that we amend the first sentence of the section entitled “Election of Trustees (Proposal 1)” to correct the inconsistent verb tense.

Response:      We have made the requested change.

Comment:       You asked that we clarify the total number of trustees both before and after the proposed merger.

Response:      We have added the following language to the introductory paragraph of the section entitled “Current Trustee and Nominee Trustee Information”:

“The current Board consists of ten members and, assuming shareholder approval, the new Board will consist of nine members.”

Comment:       You asked that we include disclosure required by Item 22(c)(9) of Schedule 14A when there is a proposed change to an advisory or sub-advisory fee schedule.

Response:       We have made the requested change.

Comment:       You asked that we state, where applicable, that an increase in the sub-advisory fee paid will be paid by management and not shareholders.

Response:       We have added the following language to the introductory paragraph of the sub-advisory agreement comparison section:

“For its services, the sub-adviser is paid a fee by EIMC and not by the Fund or its shareholders. Assuming approval of the New Advisory Agreement and the New Sub-Advisory Agreement, for its services, the new sub-adviser will be paid by Funds Management and not by the Fund or its shareholders.”

Comment:       You asked that we confirm the list of late filers pursuant to Section 16(a) of the Securities Act of 1934.

Response:       We confirm that the list of late filers is correct.

As requested, we make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a definitive proxy statement on or around May 24, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.